 1-A/A LIVE 0001806014 XXXXXXXX 024-11180 false false false DLP Positive Note Fund LLC DE 2020 0001806014 6500 84-4411924 0 0 605 PALENCIA CLUB DRIVE ST. AUGUSTINE FL 32095 800-350-8061 Ira Levine Other 0.00 0.00 0.00 0.00 0.00 0.00 0.00 0.00 0.00 0.00 0.00 0.00 0.00 0.00 0.00 0.00 Albertjohn DePalantino & Company PC N/A 100 N/A N/A 0 0 true true false Tier2 Audited Debt N Y N Y N N 50000000 0 50000.0000 50000.00 0.00 0.00 0.00 50000.00 0.00 0.00 0.00 Albertjohn DePalantino & Company PC 10000.00 Levine Garfinkel & Eckersley 25000.00 0.00 0.00 49950000.00 true false AL AK AZ AR CA CO CT DE DC FL GA HI ID IL IN IA KS KY LA ME MD MA MI MN MS MO MT NE NV NH NJ NM NY NC ND OH OK OR PA PR RI SC SD TN TX UT VT VA WA WV WI WY true